St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

[redacted]

05011085

August 31, 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: August 10-31, 2005).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

PROCESSED
SEP 1 2 2005
THOMSON
FINANCIAL

/mjh
enclosure

Insider transaction detail - View details for insider

2005-08-31 16:27 ET

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : August 10, 2005 - August 31, 2005

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
542242	2005-08-22	2005-08-31	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	2.0500	869,590						
542245	2005-08-22	2005-08-31	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.0600	871,590						
542246	2005-08-24	2005-08-31	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	2.1700	874,590						
542250	2005-08-24	2005-08-31	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	2.1000	877,090						

St.Jude
RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

August 29, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find copies of our News Release disseminated August 23, 2005 (#167-b), together with News Release #168 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosures

St. Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Acquires Crew Gold Interest in Hwini Butre For $5 million USD

Vancouver, August 23, 2005 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that it has served notice to Crew Gold Corporation, indicating its desire to increase its interest in Hwini Butre to 65%, pursuant to the call option stipulated in the original agreement between the parties dated February 1995. As a result of a new agreement, Crew has offered and St Jude has agreed to acquire Crew's remaining 25% interest in the concession effective immediately. The total consideration to be paid for these transactions is USD $5 Million which shall be paid in equivalent number of St. Jude shares. As a result St. Jude will issue 2,995,000 common shares to Crew. These shares will be subject to a four month statutory hold period, after which time one third of these shares will be subject to a hold period spanning an additional 12 months.

As a consequence of the above transaction St Jude will now hold an 80% interest in the Hwini Butre project. The original Ghanaian vendor holds a 10% interest and the Government of Ghana holds their standard 10% carried interest. St. Jude is in the process of completing a feasibility study on both the Hwini Butre and adjoining Benso concession where the company now controls a N.I. 43-101 compliant, measured and indicated resource of 1,316,000 ounces.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 – 6566
Toll Free 866- 281- 2193

Or visit the company's website at:
www.stjudegold.com

St. Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Now Owns 90% of Hwini-Butre for USD $2 Million

Vancouver, August 29, 2005 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that it has acquired the remaining 10% interest in the Hwini-Butre concession for USD $2 Million from B.D. Goldfields Ltd. (the original Ghanaian vendor of the project). These funds will be paid in four instalments of $500,000.00 over 18 months. St. Jude now owns 100% of the available interest in the Hwini-Butre project, subject only to the standard Government of Ghana 10% interest. Management feels that this transaction is a critical milestone in the advancement of both the Hwini-Butre and Benso projects through feasibility to production. A feasibility study is currently underway and is expected to be completed before year end.

Deep Drilling at Adoikrom and Father Brown Deposits

Deep drilling (100 - 200 meters) beneath anticipated pit bottoms continues to yield positive results at Hwini-Butre. Nine new drill holes covering a strike length of approximately 700 meters of the Adoikrom and Father Brown deposits all met with success. Highlights below the Adoikrom deposit include **6.98 g/t over 9 meters (including 13.68 g/t over 6 meters) and 4.84 g/t over 9 meters**. Below the Father Brown deposit similar grades are found in FBZ-99, **13.75 g/t over 3.5 meters.**

The mineralized intersections ranged from narrow high grade zones to wider lower grade zones consistent with the up dip grades and widths. Management is quite encouraged by these results as they clearly demonstrate that these deposits are open at depth. More drilling will be required to formally increase the resource at these deposits to N.I. 43-101 standards.

Hole #	Azimuth	Dip	Coordinates North (m)	Coordinates East (m)	From - To (m)	Width (m)	Grade (g/t)
ADK-78	**90**	**-65**	**33489.48**	**176217.47**	**113-126**	**13**	**2.24**
ADK-79	90	-65	33390.78	176231.4	109-119	10	2.18
ADK-80	**90**	**-60**	**33591.16**	**176168**	**142-151**	**9**	**4.84**
ADK-81	**90**	**-45**	**33492.23**	**176096.94**	**205-223**	**18**	**2.20**
Incl.					**214-222**	**8**	**3.74**
ADK-82	90	-55	33465.34	176165.68	158-167	9	1.13
					111-114	3	1.86
ADK-83	**90**	**-45**	**33442.74**	**176207.81**	**111-120**	**9**	**6.98**
Incl.					**116-120**	**6**	**13.68**
ADK-84	**90**	**-60**	**33442.86**	**176206.77**	**120-134**	**14**	**2.43**
Incl.					**120-132**	**10**	**3.14**
FBZ-99	**90**	**-68**	**32938.56**	**176506.93**	**153-156.5**	**3.5**	**13.75**
Incl.					**153-156**	**3**	**15.7**
FBZ-100	**-**	**-90**	**32938.56**	**176505.94**	**188.6-190.3**	**1.9**	**6.91**

Both the Adoikrom and Father Brown Deposits are part of the Southern Deposits. **The total measured and indicated resource (N.I. 43-101 compliant) within St. Jude's Hwini-Butre and adjoining Benso projects is currently 1,316,000 ounces**.

St. Jude's exploration program is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the qualified person responsible for the compilation of these results as well as the design and management of the drill program.

St. Jude Disposes of Non-Core Assets

The company is pleased to announce it has sold its remaining non-core assets. St. Jude's strategic plan is to remain focused on its core mining assets in West Africa where the company is developing significant gold resources.

i to i logistics inc.

St. Jude has sold its remaining interest in i to i logistics inc. ("i to i") for CDN $50,000.00 to Michael Docherty and Associates ("MDA"). Mr Docherty is the principal shareholder and managing director of both MDA and i to i. This asset was written off the financial statements of St. Jude on January 31, 2004.

Uchi Lake

The Uchi Lake property in Ontario has been sold to Dollard Mines Ltd. ("Dollard") for the purchase price of CDN $10,000.00, together with a 1% NSR back to St. Jude. Dollard has the option to purchase the NSR back for CDN $1 million until September 1, 2009. This asset was previously written off the financial statements of St. Jude in January of 2003 and has been inactive for over 14 years. Dollard Mines is a company controlled by St. Jude's President Michael A. Terrell.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits that are amenable to low cost mining techniques. The company's projects cover over 2,900 sq. km. or 716,605 acres of West Africa's most productive gold region. With a strong treasury, experienced exploration team, independently verified gold resources, and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com